FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of December, 2002

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

December 18, 2002

Hanson announces sale of its 50% interest in North Texas Cement for $125.4 million

Hanson PLC, the international building materials company, has agreed the sale of its 50% interest in North Texas Cement Company (‘NTCC’) to its joint venture partner, Ash Grove Cement Company, for $125.4 million (£78.8m) in cash, subject to final adjustments. The disposal is expected to complete in early January 2003.

NTCC’s facilities include a 900,000 tons p.a. cement plant in Midlothian, Texas (southwest of Dallas) and a cement import terminal in Houston, Texas. Although the cement plant was originally constructed in 1965, Hanson’s investment in NTCC dates from its acquisition of Pioneer International Limited in 2000.

The sale reflects Hanson’s strategy of focussing on its core products of aggregates and related products, concrete products and clay bricks. Following the sale, Hanson’s ready-mixed concrete operations in the region will continue to benefit from cement supply agreements with NTCC.

The book value of the investment being sold is approximately £94 million, including goodwill of approximately £33 million. Pending completion of the disposal, the investment has been written down to its net realisable value and a corresponding non-operating exceptional item will be reported in Hanson’s 2002 results. Net disposal proceeds, after tax of approximately £19.5 million, will be applied to reduce short term debt.

Commenting on the sale, Alan Murray, chief executive of Hanson PLC, said: “This is a sensible move for both parties. Hanson has no ambitions to be a major cement producer. Our future investment objectives remain focused on value-adding bolt-on acquisitions in our core products.”

Further information about Hanson can be found at www.hansonplc.com.

Inquiries:    Carol Ann Walsh                                       Colin Browne
                      Hanson PLC                                              The Maitland Consultancy
                      (Investor relations)                                     (Media)
                      Tel: +44 (0) 20 7245 1245                       Tel: +44 (0) 20 7379 5151
  Hanson is the largest producer of aggregates and concrete pipe & products in the world and is the third largest producer of ready-mixed concrete. Its other principal product is bricks and its operations are in North America, the UK, continental Europe, Australia and Asia Pacific.
  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).
  High-resolution Hanson images are available to download from Hanson’s website and from www.newscast.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   January 02, 2003